

SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C. 213 SECTION

AM 6-7-2005 *

SECURITI 05041509 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18884

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

J.B. Hanauer & Co. ~~and Subsidiaries~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Gatehall Drive
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia Manna (973) 829-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VA 6-10-05

OATH OR AFFIRMATION

I, Virginia Manna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.B. Hanauer & Co. and Subsidiaries, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Executive Vice President

Title



Notary Public

NATALIE ROBINSON WHYLIE
Notary Public, State of New Jersey
My Commission Expires August 4, 2009
MORRIS COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.B. HANAUER & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
J.B. Hanauer & Co.
Parsippany, New Jersey

We have audited the accompanying consolidated statement of financial condition of J.B. Hanauer & Co. and subsidiaries (the "Company") as of March 31, 2005. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of J.B. Hanauer & Co. and subsidiaries at March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
May 20, 2005

J.B. HANAUER & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
March 31, 2005

ASSETS	
Cash	$ 63,000
Receivables from brokers	6,386,000
Securities owned at market value	15,563,000
Restricted investments	7,084,000
Notes receivable	1,916,000
Other assets	2,647,000
Furniture, equipment and leasehold improvements - at cost, net of accumulated depreciation and amortization of $2,778,000	1,160,000
	$ 34,819,000
LIABILITIES	
Securities sold but not yet purchased at market value	$ 1,046,000
Deferred compensation liability	5,993,000
Other accrued expenses	9,834,000
Liabilities other than shares	16,873,000
Shares subject to mandatory redemption	1,261,000
Total liabilities	18,134,000
Commitments and contingencies	
Subordinated liabilities	1,254,000
STOCKHOLDERS' EQUITY	15,431,000
	$ 34,819,000

See notes to consolidated statement of financial condition

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] The accompanying financial statements include the accounts of J.B. Hanauer & Co. and its wholly owned subsidiaries, J.B. Hanauer Agency, Inc., V.S.A. Realty, Inc., Gatehall Financial Corp. and RealityBased Marketing, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

[2] Security transactions are recorded on a trade date basis.

[3] Securities are valued at market.

[4] Depreciation of furniture and equipment (which includes software) is computed on the straight-line method over the estimated useful life of the asset, two to ten years. Leasehold improvements are amortized by the straight-line method over the life of the applicable leases, or the life of the improvement, if shorter.

[5] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NOTES RECEIVABLE

Notes receivable consist of $1,758,000 of notes issued in connection with the employment of financial advisors, bearing interest at a rate of 4%. Of this amount, $1,103,000 are collectible on a quarterly basis through January 2007 and $655,000 are collectible at varying times through August 2009. In addition $158,000 of notes receivable are due from employees which are collectible throughout 2005.

NOTE C - SUBORDINATED LIABILITIES

The subordinated liabilities at March 31, 2005 consist of borrowings under subordination agreements of $1,254,000 bearing interest at an adjustable rate of ½ of one percent above Wachovia Bank's prime commercial lending rate, due in scheduled quarterly installments from May 2005 through November 2008. Of these liabilities, $1,230,000 is allowable in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission.

NOTE D - STOCKHOLDERS' EQUITY

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") which provides that common stock that embodies an unconditional obligation requiring the issuer to redeem the stock by transferring its assets at a specified or determinable date or upon an event certain to occur shall be classified as a liability and measured at fair value with changes in fair value recognized in earnings.

With respect to the Company, SFAS 150 was effective April 1, 2004. Pursuant to the terms of a stockholders' agreement, as amended, the Company is obligated to redeem a portion of its capital stock upon death, permanent disability, retirement, termination of employment or a one-time sale during employment.

NOTE D - STOCKHOLDERS' EQUITY (CONTINUED)

Accordingly, in order to comply with SFAS 150, 19,467 shares of capital stock were reclassified from stockholders' equity and recognized as a liability at a value of $1,268,000, representing their redemption price at such date.

Stockholders' equity and shares subject to mandatory redemption consist of:

	Stockholders' Equity	Shares Subject to Mandatory Redemption
Capital stock - no par value, authorized 1,000,000 shares; issued 765,740 shares	$ 382,000	$ 14,000
Additional paid-in-capital	4,521,000	168,000
Retained earnings	29,071,000	1,079,000
	33,974,000	1,261,000
Less cost of treasury stock (516,036 shares)	(18,543,000)	0
	$ 15,431,000	$ 1,261,000

The Company maintained the J.B. Hanauer & Co. Employee Stock Compensation Program and has authorized the issuance of up to 150,000 shares of the Company's stock for this purpose. In April 2004, the last of the shares previously awarded hereunder vested. In total, 2,970 stock appreciation rights and 37,160 performance shares vested through April 2004.

The Company also maintains bonus and stock incentive plans and has authorized the issuance of up to 75,000 shares of the Company's stock for this purpose. Pursuant to this program, approximately 48,821 stock bonus shares have been awarded through March 31, 2005 to employees who have met certain productivity requirements. Of these awards, 7,384 shares vested on April 1, 2004, 3,693 shares vested on April 1, 2005, 3,699 shares vest on April 1, 2006, 11,837 shares vest on April 1, 2007, 11,205 shares vest on April 1, 2008 and 11,003 vest on April 1, 2009. In addition, in April 2005, 10,160 shares have been awarded to financial advisors which will vest April 1, 2010. In the event of death or disability, all of these awards will vest immediately. Upon retirement, 34,045 shares will vest 20% for each completed year of service from the date of grant. In addition, in the case of involuntary termination other than cause and retirement, 7,392 shares will vest immediately.

NOTE E - COMMITMENTS AND CONTINGENCIES

[1] The Company has noncancellable leases for office space and various equipment expiring periodically through 2017. The minimum aggregate rentals are as follows:

Year Ending March 31,	
2006	$ 2,998,000
2007	2,372,000
2008	1,871,000
2009	1,557,000
2010	1,574,000
Thereafter	11,937,000
	$ 22,309,000

Certain of these leases contain escalation clauses for increases in real estate taxes and cost of living adjustments based upon the consumer price index.

[2] The Company is subject to arbitrations and litigation matters in connection with matters which arose during the normal course of its business. It is the opinion of management that it has meritorious defenses to these actions, however, the ultimate outcome of these matters is not presently determinable. The Company believes that these aforementioned actions will result in no material adverse effect on its financial position.

[3] The Company has severance pay agreements with certain key employees to ensure the continued dedication of these employees in the event there is a Change of Control, as that term is defined in the agreements, and the employee is terminated. These agreements specify a certain agreed upon amount to be paid upon termination at any time during a two-year period following a Change of Control. In addition, the Company maintains a bonus program whereby certain employees will be paid a bonus of $832,000 on April 1, 2006 and $2,518,000, the majority of which is payable periodically through January 2007, only if employed by the Company on the scheduled dates of payment. In the case of death or disability, the Company will continue to pay the quarterly bonus through the scheduled end date.

[4] The Company currently clears its securities transactions through First Clearing, LLC ("FCC"), a non-bank affiliate of Wachovia Corporation, on a fully disclosed basis pursuant to a clearance agreement. Even though the Company clears its transactions through another broker/dealer, nonperformance by its customers in fulfilling their obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company's equity in accounts held by FCC, consisting of securities owned, collateralize the margin amounts due to FCC.

NOTE F - INCOME TAXES

Deferred income tax benefits are provided for the temporary differences that arise between financial statement and income tax reporting principally relating to the employee stock compensation program, deferred compensation plans, depreciation and amortization, and other expenses. As of March 31, 2005 the Company has capital loss carryforwards of approximately $129,000 and AMT credit carryforwards of $762,000. Included in other assets are gross deferred tax benefits of $3,499,000, offset by a valuation allowance of $2,599,000.

NOTE G - 401(K) SAVINGS AND INVESTMENT PLAN

The Company maintains a 401(k) savings and investment plan. Employees who have attained 21 years of age are eligible to participate in the plan on the first day of the quarter immediately following their date of employment. The Company, at its discretion, may make contributions to the plan equal to 25% of employee contributions with a maximum of 6% of eligible compensation which vests at the end of a three-year period. Employees must complete one year of service to be eligible to receive this Company contribution.

NOTE H - DEFERRED COMPENSATION PLANS

The Company maintains a nonqualified deferred compensation plan for certain key employees that provides the opportunity to defer a portion of their compensation. The Company funds these deferred compensation liabilities by making contributions to a trust, which is included in the consolidated statement of financial condition. Investments are made in money market and other mutual funds. At March 31, 2005, amounts included in deferred compensation liability amounted to $4,758,000.

The Company also maintains the J.B. Hanauer & Co. Employee Incentive Plan. This is also a nonqualified plan that provides benefits to key employees who meet certain productivity requirements. Contributions are made to a trust, which invests these funds into a money market and a mutual fund. At March 31, 2005, the liability pursuant to this program amounts to $888,000. In addition, approximately $629,000 has been awarded for the fiscal year ending March 31, 2006 to financial advisors. Each of these awards vests after five years of continuous employment with the Company. In the event of death or disability, these awards will vest immediately. Upon retirement, these awards will vest 20% for each completed year of service from the date of grant.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. This Rule requires the Company to maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions, or $250,000. At March 31, 2005 the Company had net capital of $8,672,000, which exceeded requirements by approximately $8,422,000. The net capital computation does not include the accounts of V.S.A. Realty, Inc., Gatehall Financial Corp., and RealityBased Marketing, Inc.